Singtel

[redacted]

22 September 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 15 September 2008 to 19 September 2008.

Our SEC file number is 82-3622.

Yours faithfully

Choo Wei-Pin
Assistant General Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	18-Sep-2008 20:03:09
Announcement No.	00163

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel-Chunghwa joint venture to launch ST-2 satellite in 2010
Description	
Attachments	Release18Sep08ST2SGX.pdf Total size = **21K** (2048K size limit recommended)

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SingTel

News Release

SingTel-Chunghwa joint venture to launch ST-2 satellite in 2010

New satellite to provide greater capacity and coverage

Singapore, 18 September 2008 – Singapore Telecommunications Limited (SingTel) today announced it has signed a shareholders agreement to form a joint venture with Chunghwa Telecom to build the ST-2 satellite. This satellite is targeted to be delivered in 2010 and will replace the ST-1 satellite, which will be retired in 2011.

SingTel will have approximately 62% share in the joint venture. Chunghwa Telecom will own the remaining 38%.

Mr Bill Chang, SingTel's Executive Vice President for Business, said: "The ST-2 satellite will offer significantly greater capacity than ST-1 and wider coverage to also include emerging markets such as the Middle East. We are well placed to meet the strong demand for fixed and mobile satellite services, including our innovative IP-based solutions, which are transforming the way our customers do business. Even before its launch, about two-thirds of ST-2's capacity has been pre-booked."

SingTel, as Asia Pacific's largest provider of fixed and mobile satellite solutions with more than 35 years experience, is committed to providing customers with the best satellite coverage and services.

…………………

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Friday, September 19, 2008 6:26 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement
Attachments: 642971.pdf

ASX confirms the release to the market of Doc ID: 642971 as follows:
Release Time: 19-Sep-2008 at 08:26:25
ASX Code: SGT
Announcement Title: News Release-SingTel-Chunghwa joint venture to launch

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